Contact

Investors: Jenny Lie, Deutsche Bank Securities, Inc.; Tel: 212-250-7445

Media: Kim Levy or Jim Barron, Citigate Sard Verbinnen; Tel: 212-687-8080

         Airborne Completes Offer to Purchase and Consent Solicitation for its $150 Million 5.75% Convertible Senior Notes due 2007

Seattle, Washington, December 8, 2003 - Airborne, Inc. ("Airborne"), an indirect wholly owned subsidiary of DHL Worldwide Express B. V. ("DHL"), announced today the successful completion of its previously announced offer to purchase for cash (the "Offer") any and all of its $150 million 5.75% Convertible Senior Notes due 2007 (the "Notes"), together with the related solicitation of consents to amend the registration rights agreement related to the Notes. The Offer was made pursuant to the Offer to Purchase and Consent Solicitation Statement, dated October 15, 2003, as amended and supplemented on November 5, 2003, November 21, 2003 and December 3, 2003 (the "Amended and Restated Offering Document"). Unless otherwise indicated, capitalized terms used but not defined herein shall have the respective meanings set forth in the Amended and Restated Offering Document.

Airborne has been advised by Deutsche Bank Trust Company Americas, the Depositary for the offer to purchase and the consent solicitation, that, as of the expiration of the offer at 11:59 p.m., New York City time, on December 5, 2003 (the "Expiration Date"), approximately $140,760,000 of the Notes had been tendered, including the following:

- approximately $5,863,000 aggregate principal amount of the Notes, or approximately 3.91%, had been tendered for Consideration Option A; and

- approximately $134,897,000 aggregate principal amount of the Notes, or approximately 89.93%, had been tendered for Consideration Option B.

Holders of Notes tendered for Consideration Option A will receive a cash payment of $1,080 per $1,000 principal amount of the Notes and holders of Notes tendered for Consideration Option B will receive a cash payment of $993.65 per $1,000 principal amount of the Notes, representing the cash amount into which the Notes are currently convertible ($908.65), plus a premium of $85.00 per $1,000 principal amount, and 42.7599 shares of common stock, par value $0.01, of ABX Air, Inc. per $1,000 principal amount of the Notes, with cash paid in lieu of fractional shares. In each case, holders of Notes will receive, in addition to the cash payments, accrued and unpaid interest to, but excluding, December 5, 2003. Payment for validly tendered and accepted Notes will be made promptly after the Expiration Date.

In addition, the requisite consents needed to effect proposed amendments to the registration rights agreement have been received.

Deutsche Bank Securities Inc. was retained by Airborne to act as Dealer Manager in connection with the Offer and as Solicitation Agent in connection with the consent solicitation. D.F. King & Co. Inc. served as the Information Agent for the Offer.

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                                   * * * * *

About Airborne. Effective August 15, 2003, Airborne became an indirect wholly owned subsidiary of DHL and is no longer a publicly traded company. For more than 50 years, Airborne operated through its company Airborne Express, Inc. serving the shipping needs of business customers around the world.

About DHL. DHL is the world's leading express and logistics company offering customers innovative and customized solutions from a single source. With global expertise in solutions, express, air and ocean freight and overland transport, DHL combines worldwide coverage with an in-depth understanding of local markets. DHL's harmonized international network links more than 220 countries and territories worldwide. DHL continues to be at the forefront of technology and, with over 170,000 dedicated employees, guarantees fast and reliable services aimed at exceeding customers' expectations. Based in Brussels, Belgium, DHL is 100% owned by Deutsche Post World Net.

Statements made in this press release regarding future matters are forward-looking statements that involve risks and uncertainties. Investors are cautioned against placing undue reliance upon forward-looking statements. Forward-looking statements regarding the offer are based on current expectations. The conduct of the offer is subject to a variety of uncertainties including the variability of interest rates and levels of Noteholder participation. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

This release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the securities of Airborne, Inc. or its subsidiaries.


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